EXHIBIT 21.1

Royal Gold, Inc. and its Subsidiaries

As of June 30, 2019

Name	State / Province / Country of Incorporation	Ownership Percentage
Royal Gold, Inc.	Delaware
Denver Mining Finance Company, Inc.	Colorado	100%
Crescent Valley Partners LP	Colorado	93.077%
Royal Crescent Valley, LLC	Delaware	100%
RG Royalties, LLC	Delaware	100%
RGLD Holdings, LLC	Delaware	100%
RGLD Gold (Canada) ULC	Alberta	*
International Royalty Corporation	Canada	100%
4324421 Canada Inc.	Canada	100%
Labrador Nickel Royalty Limited Partnership	Ontario	90%
Royal Alaska, LLC	Delaware	100%
Peak Gold, LLC	Delaware	40%
Royal Gold International Holdings	Delaware	100%
RGLD UK Holdings Limited	United Kingdom	100%
RGLD Gold AG	Switzerland	100%
Royal Gold Corporation	Canada	100%

*Royal Gold, Inc. owns approximately 22.3% and RGLD Holdings, LLC owns approximately 77.7% of RGLD Gold (Canada) ULC